EXHIBIT 3(i)(a)

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
EVOLVING SYSTEMS, INC.

Evolving Systems, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1.               The name of this Corporation is Evolving Systems Inc., a Delaware corporation, and the date of the filing of the original Certificate of Incorporation of this Corporation is January 10, 1996.

2.               This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the DGCL by the directors and stockholders of the Corporation.

3.                         Article V, Paragraph A.2. of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read in full as follows:

“2. Each director shall be elected at each annual meeting of stockholders for a term expiring at the next succeeding annual meeting.  Notwithstanding the foregoing provisions of this Article, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal.  If the number of directors is increased at or following the 2011 annual meeting of stockholders, any additional director elected to fill a newly created directorship shall hold office for a term expiring at the next annual meeting of stockholders.  No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 16th day of June, 2011.

By:	/s/THADDEUS DUPPER
Name:	Thaddeus Dupper
Title:	President and Chief Executive Officer